SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                               EDGAR Online, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    279765101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Basil P. Regan
                            c/o Regan Partners, L.P.
                         32 East 57th Street, 20th Floor
                                  NY, NY 10022
                            Telephone (212) 317-1640
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 13, 2007
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  279765101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Basil P. Regan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF and WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     502,652

8.   SHARED VOTING POWER

     1,642,300

9.   SOLE DISPOSITIVE POWER

     502,652

10.  SHARED DISPOSITIVE POWER

     1,642,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,144,952

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.32%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  279765101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Regan Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,642,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,642,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,642,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.37%

14.  TYPE OF REPORTING PERSON

      PN

CUSIP No.  279765101
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is EDGAR Online, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 50 Washington Street, Norwalk, CT 06854-2710. This schedule relates to the Issuer's Common Stock, $.01 Par Value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Basil Regan and Regan Partners, L.P. (the "Partnership" and together with Basil Regan the "Reporting Persons"). The Reporting Persons' principal business address is located at 32 East 57th Street, 20th Floor, New York, New York 10022. Mr. Regan serves as the General Partner of the Partnership. Basil Regan is a United States citizen.

     (d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Basil Regan may be deemed to beneficially own 2,144,952 shares, and the Partnership may be deemed to beneficially own 1,642,300 shares.

     The source of funds used to purchase the securities reported herein was Basil Regan's personal funds and the Partnership's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of Basil Regan's personal trading accounts, the Partnership's account and the account of Regan International Fund Limited. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

     The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     In addition, the Reporting Persons may continue to engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's Board of Directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

The Reporting Persons have attached as Exhibit C to this Schedule 13D a letter, dated February 13, 2007 (the "Letter"), from Regan Partners, L.P. ("Regan Partners") to the Board of Directors of the Issuer. The Letter states that Regan Partners intends to call upon the Issuer to (i) replace senior management; (ii) dismiss two current directors and appoint three independent directors selected by Regan Partners to the Board of Directors; (iii) provide Regan Partners with a complete list of shareholders; and (iv) schedule a meeting with Regan Partners and the independent directors of the Board of Directors to discuss implementation of said changes.

     The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Basil Regan may be deemed to be the beneficial owner of 2,144,942 Shares, or 8.32% of the shares of the Issuer, based on 25,756,782 Shares outstanding as of November 14, 2006, as reported on the Issuer's most recent Form 10-Q.

     Basil Regan has the sole power to vote or direct the vote of 502,652 Shares to which this filing relates.

     Basil Regan shares the power to vote or direct the vote of 1,642,300 Shares to which this filing relates.

     Basil Regan has the sole power to dispose or direct the disposition of 502,652 shares to which this filing relates.

     Basil Regan shares the power to dispose or direct the disposition of 1,642,300 shares to which this filing relates.

     The Partnership has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     The Partnership shares the power to vote or direct the vote of 1,642,300 Shares to which this filing relates.

     The Partnership has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     The Partnership shares the power to dispose or direct the disposition of 1,642,300 shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule B and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Agreement between Reporting Persons to file jointly; Exhibit B: Schedule of Transactions in the Shares of the Issuer; and Exhibit C: The Letter, dated February 13, 2007.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 13, 2007
                                        ----------------------------------------
                                                         (Date)



                                        REGAN PARTNERS, L.P.*

                                        By: /s/ Basil P. Regan
                                        ---------------------------------
                                        Basil P. Regan, General Partner



                                        /s/ Basil Regan*
                                        ----------------------------------------
                                        Name: Basil Regan



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons hereby disclaim beneficial ownership over the shares reported on this Form 13D except to the extent of their pecuniary interest therein.

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 1, dated February 13, 2007 relating to the Common Stock, par value $.01 per share, of EDGAR Online Inc. shall be filed on behalf of the undersigned.


                                        /s/ Basil Regan
                                        ----------------------------------------
                                        Name: Basil Regan


                                        REGAN PARTNERS, L.P.

                                        By: /s/ Basil P. Regan
                                        ----------------------------------------
                                        Basil P. Regan, General Partner

                                                                       Exhibit B

                           Transactions in the Shares

                                  Number of Shares
     Date of Transaction           Purchase/(SOLD)             Price of Shares
     -------------------           ---------------             ---------------

Regan Partners, L.P.

         12/29/06                      12,300                     3.4869

Transactions in other accounts over which Basil Regan may be deemed to beneficially own.

         12/29/06                      47,152                     3.4602

                                                                       Exhibit C

February 13, 2007

To Board of Directors:
Chairman Marc Strausberg
CEO and President Susan Strausberg
Chief Operating Officer & CFO Greg D. Adams
Elizabeth De Marse
Richard L. Feinstein
Mark Maged
Douglas K. Mellinger

Edgar Online, Inc.
50 Washington Street
Norwalk, CT 06854

Members of the Board,

     Regan Partners, L.P. currently beneficially owns approximately 6.37% of the common shares outstanding of Edgar Online and we have become significantly concerned by the Company's continued losses, and senior management's consistently inaccurate guidance and what we believe to be the resulting complete loss of credibility in the eyes of its shareholders and the investor community. The management of Susan Strausberg (CEO and President) has been ineffective at best. The company has lost money for the last twelve years. Revenues in the year 2006 were lower than those reported 2001, during which time it has lost over $31.5 million in net income and the number of shares outstanding has gone from fifteen million to twenty-six million, a seventy-five percent increase. Despite this continued issuance of shares, the company is left with a marginal balance sheet. This abysmal record speaks for itself. It is our view that Mrs. Strausberg does not have the managerial skill set required to increase shareholder value, particularly at this critical time. It appears to us that Edgar Online, Inc. is a rudderless company which has left shareholders significantly at risk.

     Management has repeatedly given guidance forecasting a return to positive EBITDA and revenue growth. As illustrated below, the gap between Edgar Online management forecasts and actual results is extraordinary. This set of inaccurate guidance and failure to perform has caused the investment community to lose confidence in Mrs. Strausberg.

     4th Quarter 2003 Earnings Conference call- February 3, 2004
     -----------------------------------------------------------

     Company guidance: Focus on long-term profitable growth and return to cash flow positive.

     Actual results: The Company lost money in 2004, 2005 and 2006.

     1st Quarter 2004 Earnings conference Call-April 27, 2004
     --------------------------------------------------------

     Company guidance: Management did equity financing to support expected increase in business activity and 2004 revenue forecast of $13.7 million to $14.7 million.

     Actual results: 2004 revenue were $12.9 million down from $14.3 million in 2003.

     2nd Quarter 2004 Earning Conference call- July 27, 2004
     -------------------------------------------------------

     Company guidance: Expect third quarter revenue of $3.3 million to $3.5 million and EBITDA of $(150,000) to breakeven.

     Actual results: Revenue of $3.2 million and EBITDA of $(181,000).

     3rd Quarter 2004 Conference call- November 1, 2004
     --------------------------------------------------

     Company guidance: Expect fourth quarter EBITDA of $(150,000) to breakeven.

     Actual result: EBITDA of $(338,000).

     Company guidance: For 2005 guidance was positive EBITDA in the first half of the year and positive earning per share in the second half.

     Actual results: Lost more money in 2005 than in 2004.

     4th Quarter 2004 Conference call- February 1, 2005
     --------------------------------------------------

     Company guidance: "2005 will be a banner year".

     Actual results: Continued losses.

     1st Quarter 2005 Conference call- May 3, 2005
     ---------------------------------------------

     Company guidance: 2005 revenues $14.5 to $16 million ("with the potential to exceed this"), 2005 EPS of $(0.08) to $(0.11).

     Actual results: 2005 revenues of $14.2 million and EPS of $(0.23).

     2nd Quarter 2005 Conference call- August 2, 2005
     ------------------------------------------------

     Company guidance: "Success will start to be recognized in late 2005 and will accelerate in 2006 and onward".

     Actual result: Losses in 2005 and 2006.

     4th Quarter 2005 Conference call- February 7, 2006
     --------------------------------------------------

     Company guidance: "We expect to be cash flow positive in the second half of 2006".

     Actual results: Cash flow negative for all of 2006.

     1st Quarter 2006 Conference call- May 2, 2006
     ---------------------------------------------

     Company guidance: Return to cash positive in the fourth quarter of 2006. "We anticipate revenues will ramp up and accelerate as the year progresses".

     Actual results: Cash flow loss in the fourth quarter, revenues down in fourth quarter compared to first quarter.

     2nd Quarter 2006 Conference call- August 1, 2006
     ------------------------------------------------

     Company guidance: "We are still very optimistic we will be cash flow positive in the fourth quarter of 2006, but it may not be for the entire quarter."

     Actual results: It does not appear the company was cash flow positive at any time in the fourth quarter of 2006.

     3rd Quarter 2006 Conference call- November 1, 2006
     --------------------------------------------------

     Company guidance: Revenues of $4.2 to $4.4 million, EPS of ($0.04) to $(0.05).

     Actual results: Revenue of $4.1 million and EPS of $(0.06).

     4th Quarter 2006 Conference call- February 6, 2007 Company guidance:
     --------------------------------------------------------------------

     Revenues of $4.2 to $4.4 million, EPS of $(0.05).

     Actual results: Revenue of $4.1 million and EPS of $(0.06). Continued operating loss forecasted for the 2nd quarter of 2006.

     Why is this record of losses and demonstrated inability to profitably run this business acceptable? The Board's inaction raises questions about its effectiveness and independence. To begin with, we believe it is poor governance for the Chairman of the Board and CEO to be a married couple. This relationship eliminates any sense of independence and allows these two people to control the Board's agenda. Further, excluding stock options, the outside Directors own only 83,000 shares of Edgar Online, Inc. stock (to say nothing of Mr. Strausberg's sales of personal shares). In addition to senior management, we believe that a significant portion of the company's shareholder base has lost confidence in this Board of Directors. I would like to remind the Board of Directors of their ultimate fiduciary duty to the shareholders, not management. In today's corporate environment where the spotlight is on Board oversight, independence and accountability, the deafening silence from the Edgar Online Board over the last several years would surely be construed by some experts as neglectful.

     The poor operating results, loss of investor confidence in management, and governance concerns collectively demand that significant changes in management and the Board of Directors be made immediately. We therefore demand that:

     1.   Senior management be replaced immediately.

     2. The Board appoint three (3) independent Directors of our choosing. Based on the Board's current size constraint, this would require two
          (2) or more current directors to resign.

     3.   The Company provide us with a complete list of shareholders.

     4. You hold an immediate meeting with us and the Independent Directors of the Board to discuss how it plans to effect these changes.

     We believe these requests will improve shareholder value and if the Board fails to honor these requests, we reserve the right to take any and all further action.

                                        Sincerely,

                                        Regan Partners, L.P.

                                        By: /s/ Basil P. Regan
                                            -------------------
                                                 Basil P. Regan, General Partner
SK 01394 0002 746447